Filed by Chemical Financial Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: O.A.K. Financial Corporation
Commission File No.: 000-22461

Growth made in Michigan. Chemical Financial Corporation 2009 Annual Report

A LOT OF PEOPLE ARE TALKING ABOUT STATE PRIDE THESE DAYS. BUT AT CHEMICAL BANK, IT'S NOT A TREND. IT'S OUR TRADITION. WE'VE SEEN OUR SHARE OF HIGHS AND LOWS IN THE GREAT LAKES STATE, BUT ONE THING STAYS CONSTANT: THE PEOPLE WHO MAKE MICHIGAN GREAT

WE'RE MAKING A STATEMENT. TO OUR SHAREHOLDERS You may recall that in our 2008 letter, we related that we were "facing economic challenges the depth and breadth of which are unprecedented in our lifetimes." We noted that Chemical Financial would neither play the "blame game" nor seek government handouts. We chose, instead, to help lead the way to recovery by providing our customers and communities with access to financial products and services, resources and direction in these uncertain times. In short, we viewed the environment as an opportunity for us to show leadership, and we are pleased to report that we have stepped capably into that role. For Chemical Financial Corporation, 2009 was a year of renewal and growth in which we not only survived, but capitalized on a challenging environment to progress on a number of long-term strategic goals and objectives, including: Assuming the mantle of leadership in promoting Michigan through our "Made in Michigan" campaign Serving as a source of strength and stability for the communities and customers we serve, as a profitable, financially strong depository institution, resulting in double-digit deposit growth Posting positive earnings and strong capital levels in a challenging economic environment, while maintaining and even expanding our commitments to our customers, communities and the not-for-profit organizations we support Working with customers facing significant economic challenges to arrive at mutually acceptable solutions to short-term financial duress, including a highly successful residential mortgage modification program Identifying, negotiating, and in early 2010, announcing a pending merger with O.A.K. Financial Corporation that we believe will facilitate future growth while enhancing our client service capabilities in the important Grand Rapids region To be clear, neither Chemical Financial Corporation nor Michigan is immune to further impacts from the economic storm that has gripped our country for the past few years and our state for even longer. On the other hand, we can see, for the first time in quite a while, a slowdown in the rate of decline and sense early-stage opportunities that will facilitate future growth. As a result, we are cautiously optimistic about what 2010 holds in store for both the state and our Company Chemical Financial Corporation is the third largest bank holding company headquartered in Michigan, with 129 branch offices in 31 counties.

CHANGING THE LANDSCAPE OF OUR GREAT STATE A SOURCE OF STRENGTH AND STABILITY Our financial performance has positioned Chemical Financial as a source of strength and stability in the markets we serve. In perhaps the most difficult environment to make money in banking in recent memory, we are pleased to report that during 2009, Chemical Financial Corporation posted earnings of $10.0 million, or $0.42 per diluted share, as compared to $19.8 million, or $0.83 per diluted share, reported for 2008. Our earnings decline was driven primarily by higher provisions for loan losses, higher credit-related costs, and higher FDIC insurance premiums. All three of these factors are related to the challenging economic environment in which we are operating. Make no mistake, we are not satisfied with this level of earnings and are committed to improving it. Balance sheet growth fueled by strong deposit growth led to a modest increase in net interest income. Our strategy to maintain a high level of liquidity should allow us to achieve higher earnings as quality loan growth opportunities emerge. A variety of costs related to overall declines in asset quality tempered our ability to achieve a higher level of earnings. Most significantly, our provision for loan losses increased substantially, from $49.2 million in 2008 to $59.0 million in 2009, an increase of 20 percent. In addition, we recorded additional credit-related costs and write downs of other real estate owned, which is real estate acquired through a negotiated process with debtors who are unable to meet their obligations, or in some cases through foreclosure, totaling $9.1 million, up 45 percent 2008 levels. Noninterest income was essentially flat for the year, while operating expenses were up $8.5 million, or 8 percent, due primarily to the aforementioned increases in credit-related costs and FDIC premiums. Credit related costs were up $2.8 million or 45 percent and FDIC premiums were up $6.1 million or 680 percent. Asset quality was an area of primary focus during 2009, and while it declined significantly during the first three quarters, the rate of decline showed signs of subsiding during the fourth quarter of 2009. Nonperforming assets increased by $40.0 million, or 35 percent, during 2009, to reach $153.3 million at December

MADE IN MICHIGAN CHEMICAL BANKMI.COM 31, 2009. As a consequence, the loan loss provision was increased to recognize losses inherent in the portfolio. This resulted in a 42 percent increase in our allowance for loan losses to $80.8 million at December 31, 2009 compared to the prior year-end level of $57.1 million. Net charge-offs increased in 2009 by $3.6 million, or 12 percent, to $35.2 million. Despite these credit-related challenges, the Company was able to maintain a position of capital strength. Coupled with the more severe challenges faced by many of the institutions with whom we compete, we are relatively well positioned to translate this strength into a competitive advantage. During 2009, existing and new customers responded to our financial strength, which translated into significant growth for the Company. This growth was fueled by a substantial increase in deposits. From December 31, 2008 to December 31, 2009, deposits increased from $2.98 billion to $3.42 billion, an increase of $439 million, or nearly 15 percent. We utilized these deposits to enhance our liquidity and pay down long-term debt. While we continued to lend to creditworthy customers and actively sought out new customer relationships, incremental demand for loans remained low as businesses and consumers became more conservative. Total loans remained flat as a substantial increase in consumer lending, fueled by growth in indirect lending, was offset by declines in residential real estate lending. This decline came as the bank sold a significant percentage of the residential mortgage loans it originated at near historically low fixed rates into the secondary market, retaining servicing rights. As a result, Chemical Financial Corporation's total assets increased by $376.4 million, or nearly 10 percent, in 2009. To put this in context, in the 4-year period from December 31, 2004, to December 31, 2008, our total assets increased by $110.2 million, or 3 percent. In 2010, credit quality issues will remain a primary concern, and we will continue to take appropriate actions to lower nonperforming asset levels.

SOWING THE SEEDS OF PROGRESS FACILITATING FUTURE GROWTH Deposit growth in 2009 result in part from an increase in consumers' savings rates but was facilitated by the strong, relationship-based sales and service orientation of our organization. In 2009, despite the economic challenges we faced, we made considerable strides in enhancing our retail market positioning. Our efforts in promoting and building our brand helped leverage the returns from considerable investments made in sales and service training, retail banking systems and technology over the past few years. We are confident that these investments not only led to our substantial deposit growth in 2009, but should also support further growth in 2010 and beyond as consumers and businesses resume borrowing. In retail banking, our branch distribution system played a key role in our deposit growth. For the full year, deposits increased by 15 percent, including a 9 percent increase in noninterest-bearing deposits and a 16 percent increase in interest-bearing deposits. Our efforts to increase the number of product and service relationships we have with each customer also showed signs of progress, with 62.85 percent of Chemical Bank's customer households having multiple service relationships with us at December 31, 2009, up from 61.10 percent at year-end 2008. We improved our results in mortgage banking. During 2009, mortgage banking revenue increased by $2.6 million to reach $4.4 million, an increase of 140 percent over 2008's levels. In early 2009, we initiated a residential real estate loan modification program designed to help homeowners stay in their homes if they were struggling to meet their Chemical Bank mortgage obligations. To date, this program has helped over 140 customers with modifications totaling $17.4 million in outstanding loans. These loans were current in accordance with their modified terms at December 31, 2009. In commercial banking, we continued to expand existing client relationships while forgoing new relationships, and benefited from new deposit growth. However, in reaction to the challenging economy, many of our commercial banking customers have become more conservative in their approach to debt, while at the same time our underwriting standards have tightened. As a result, our growth in relationships did not translate into a higher level of commercial loan balances at year-end. In the trust and investment group, a challenging year for the financial markets translated to a challenging year for the business. We were effective in guiding our customers through a difficult market, which saw domestic equity market performance decline precipitously during the first four months of 2009 prior to rebounding in the fourth quarter to end the year up over 26 percent, as measured by the S&P 500. We ended the year with slightly over $1.9 billion in trust assets under management, and an encouraging outlook for 2010. During the upcoming year, our focus will be on creating awareness of our capabilities in this arena across our client base and beyond.

BRANCHING OUT IN WEST MICHIGAN PENDING ACQUISITION OF O.A.K. FINANCIAL Shortly after the close of the year, we announced the pending acquisition of Grand Rapids-based O.A.K. Financial Corporation (OAK), whose banking subsidiary is Byron Bank. We have been looking for some time to improve our presence in the Grand Rapids region and believe Byron is a great strategic and cultural fit. The combination of the two organizations will enhance our competitive position, branch distribution system and deposit franchise, and should further facilitate our Company's future growth. We add to our talent pool a great group of banking professionals who share our community banking service culture. Pat Gill, who is president and chief executive officer of OAK, will become chairman of Chemical Bank's western region and join our executive management team. In addition, we will add two OAK independent directors to our Chemical Financial board of directors. This is an all-stock transaction in which OAK's shareholders will be entitled to receive 1.306 shares of Chemical Financial common stock for each share of OAK common stock, subject to adjustment under certain limited conditions. We expect to incur acquisition-related and integration costs of approximately $6 million and a reduction of OAK's annual operating expenses of approximately $3.8 million. Excluding the estimated acquisition-related and integration costs, we expect the transaction to be accretive to Chemical Financial's operating results in 2010 and accretive to earnings in 2011. We anticipate that the transaction will close in the second quarter of 2010, and we will consolidate Byron Bank into Chemical Bank and operate under the Chemical Bank name subsequent to closing. The Grand Rapids market is one of our state's most robust business and consumer regions. The acquisition will add 14 branches in Ottawa, Allegan and Kent counties and increase our core deposit base by some $438 million. We estimate we will jump from 14th to 6th in deposit market share in the Grand Rapids region. On a pro-forma basis as of December 31, 2009, the combined organizations had approximately $5.1 billion in assets, $3.6 billion in loans and $4.1 billion in deposits in 143 banking offices across 31 counties in Michigan's Lower Peninsula. Obviously, these are challenging times. Most of the "transactions" we read about in the banking industry these days involve the Federal Deposit Insurance Corporation (the FDIC) coming in and facilitating the acquisition of a troubled institution's deposits, locations and, often some assets, such as loans, with a guarantee provision. In this case, we have two of Michigan's stronger, most stable institutions coming together not because of necessity but because of the desire to grow and to better serve our customers, communities, shareholders and employees. We believe that this acquisition not only demonstrates a clear commitment to Chemical Financial's long-term, optimistic view of Michigan, but also reinforces our "Made in Michigan" philosophy. We remain attuned to and will continue to pursue a wide variety of additional opportunities to leverage our capital strength during this unprecedented period for our industry.

ADDITIONAL INFORMATION ABOUT THE CHEMICAL FINANCIAL CORPORATION / O.A.K. FINANCIAL CORPORATION TRANSACTION Chemical Financial has filed a registration statement with the Securities and Exchange Commission (SEC) to register the securities that OAK shareholders will receive if the merger of OAK into Chemical Financial is completed. The registration statement contains a prospectus and proxy statement and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus and proxy statement, and other relevant documents because they contain important information about Chemical Financial, OAK, and the merger. Investors may obtain the documents free of charge at the SEC's website www.sec.gov. The proposed transaction will be submitted to the shareholders of OAK for their consideration and approval in connection with the proposed transaction, OAK has filed a proxy statement and other relevant documents to be distributed to the shareholders of OAK. Investors are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents, because they will contain important information. Investors may obtain a free copy of the proxy statement, as well as other filings containing information about Chemical Financial and OAK, free of charge from the SEC's website (www.sec.gov); by contacting Chemical Financial Corporation, 333 East Main Street, PO Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757 or by contacting O.A.K. Financial Corporation, 2445 84th Street, SW, Byron Center, MI 49315, Attention: Mr. James A. Luyk, Investor Relations, telephone 616-599-7419. INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION. OAK and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from OAK shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of OAK shareholders in connection with the proposed transaction is set forth in the proxy statement filed with the SEC. You can find information about OAK's executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC's website (www.sec.gov). You can also obtain free copies of these documents from Chemical or OAK, as appropriate, using the contact information above.

HARVESTING THE POTENTIAL IN OUR STATE. THE FINANCIAL SECTOR As alluded to earlier, 2009 witnessed the continuing of one of the most several global economic environments in decades. Michigan, whose economy has been in recession for six years, continued its roller coaster ride in virtually every economic sector. Two of our most storied corporations, General Motors and Chrysler, filed for bankruptcy. The failures in the financial sector, primarily on Wall Street, heightened the scrutiny of virtually every bank in the world. This scrutiny resulted in "Main Street" commercial banks being put in the same bucket as Wall Street investment banks. Banking regulators closed 140 banks in 2009. This was the highest number of financial institution closures since the end of the savings and loan association crisis in 1992, when 181 FDIC-insured depository institutions failed. Of the 140 institutions closed in 2009, four were headquartered in Michigan. Many of our peers, however, continue to operate in a weakened position. Some have received funding from the U.S. Treasury's Troubled Asset Relief Program, better known as TARP, in order to shore up their capital levels. Because of our strong capital base, Chemical Financial chose not to participate in the TARP program. Bank failures have increased the cost of doing business for all banks. The FDIC, whose insurance fund was depleted due to the cost of bank failures, increased dramatically the premiums all remaining banks must pay. As mentioned earlier, Chemical Bank had total assessed premiums of $7.0 million in 2009, compared to less than $1 million in 2008. We and all other banks also prepaid a special three-year premium to the FDIC for coverage from 2010 to 2012, which for us amounted to $19.7 million. As often happens in distressed economic times, a wave of regulatory and legislative "solutions" have surfaced. While the total impact of the myriad of regulatory and congressional proposals is unknown, it is apparent that many of these so-called reforms are aimed at perpetrators of poor lending and investment practices. Unfortunately, it will also affect those of us who never participated in such debacles. Chemical Financial avoided many problems that have manifested themselves in these reforms by not unduly leveraging our balance sheet, by maintaining high levels of liquidity, by avoiding esoteric financial investments and by not participating in the subprime mortgage market. Hopefully, regulators and representatives in Congress will avoid painting every bank with the same brush, so that our stakeholders are not adversely impacted by over-reactionary decisions. MITTENS FOR MICHIGAN In 2009, Chemical Financial once again partnered with local United Way agencies and other charitable organizations in our communities to provide donations of mittens, gloves, hats and scarves to needy families. Together with our customers and employees, we donated over 10,000 items to help warm hands and hearts across our communities.

LEADERSHIP AND COMMITMENT Chemical Financial Corporation has long prided itself on the commitment we have to our state and the communities in which we operate. In August, we unveiled our multimedia MICH AGAIN promotional campaign, an extension of our "Made in Michigan" campaign introduced in 2008, inviting the public to rediscover what makes this state great. We want to help change the way people think and talk about Michigan while improving their economic literacy. Our state's strength is not confined to a single product or industry but lies in the innovation, work ethic, and very fabric of our entrepreneurs and communities. These factors have fueled Chemical Financial's growth for over 90 years. We support our communities because the hard-working, creative people and businesses who reside in them will lead our economic comeback. Chemical Financial once again partnered with local United Way agencies and other charitable organizations in our Mittens for Michigan campaign. We collected over 10,000 donations from individuals, businesses and employees to help warm the hands and hearts of needy families throughout Michigan. We were very proud to be recognized during the year with top honors for both of these campaigns by the Michigan Bankers Association and the American Bankers Association. In 2009, our employees logged thousands of hours in volunteer and community service. Chemical Financial contributed approximately $1.5 million in charitable donations and sponsorships within these communities where our employees live and work and where we felt we could help make a difference. We will continue our leadership role and deep commitment to being a good corporate citizen and can assure you that our people will continue their devotion to the communities they serve. VOLUNTEERING Employees logged thousands of hours in volunteer and community service. Chemical Financial contributed approximately $1.5 million in charitable giving and sponsorships within those communities where our employees live and work.

2009 was a year of renewal and growth in which we not only survived, but capitalized on a challenging environment to progress on a number of long-term strategic goals and objectives.

REVITALIZING OUR COMMUNITIES ONE STREET AT A TIME. CORPORATE GOVERNANCE The contribution of our corporate directors and our community bank directors are significant, both in terms of their leadership and counsel and the roles they play in the communities in which they serve. In accordance with our Director Retirement Policy, the following directors retired from service to the Company in April 2009: Wayne Everett from the Cadillac Community Board and Thomas VanLaan from Grand Rapids. We thank them for their commitment and dedication. LOOKING AHEAD In spite of a difficult year for our industry, Chemical Financial continued to make significant progress in virtually all areas of our business. While 2009 showed some economic improvement on a macro scale, there is still much to do to bring our communities, state and country back to a sustainable level of economic growth. For the banking industry in general and Chemical Financial in particular, 2010 will continue to have its challenges. However, we have seen some emerging signs of confidence creep back into the financial markets. With our capital strength, strong liquidity and a growing and dedicated customer base, we will continue to invest in our business, our communities and our people. Because of our strength, we anticipate that Chemical Financial may have opportunities for growth through direct acquisitions or FDIC-assisted transactions. We will also pursue strategies to further enhance our capital strength to position the Company for even greater long-term value creation. We believe our competitive position in the markets we serve is gaining momentum, but ultimately our success will be based on the ability of our 1,537 employees to deliver value to our customers day-in and day-out. We collectively believe that we are up to that task. We thank you for your continued confidence and support of Chemical Financial. Sincerely, /s/ David B. Ramaker David B. Ramaker Chairman, Chief Executive Officer and President /s/ Gary E. Anderson Gary E. Anderson Lead Independent Director Despite the economic challenges we faced, we made considerable strides in enhancing our retail market positioning. Our efforts in promoting and building our brand helped leverage the returns from considerable investments made in sales and service training retail banking systems and technology over the past few years.

EXECUTIVE OFFICERS: David B. Ramaker Chairman, Chief Executive Officer and President Lori A. Gwizdala Executive Vice President, Chief Financial Officer and Corporate Treasurer Thomas W. Kohn Executive Vice President of Community Banking and Corporate Secretary Kenneth W. Johnson Executive Vice President and Director of Bank Operations John E. Kessler Executive Vice President and Senior Trust Officer James E. Tomczyk Executive Vice President and Senior Credit Officer Dominic Monastiere Executive Vice President and Chief Risk Management Officer Front Row Left to Right: Lori A. Gwizdala, David B. Ramaker, Thomas W. Kohn Back Row Left to Right: Kenneth W. Johnson, John E. Kessler, James E. Tomczyk, Dominic Monastiere CORPORATE DIRECTORS: Gary E. Anderson Lead Independent Director, Chemical Financial Corporation Retired Chairman, Dow Corning Corporation J. Daniel Bernson Vice Chairman, The Hanson Group Nancy Bowman Co-Owner, Bowman & Rogers, PC James A. Currie Investor Thomas T. Huff Attorney at Law, Thomas T. Huff, PC Owner, Peregrine Realty, LLC and Peregrine Restaurant Group, LLC Michael T. Laethem President, Farm Depot, Ltd. Geoffery E. Merszei Executive Vice President, The Dow Chemical Company; President, Dow Europe, Middle East and Africa; and Chairman, Dow Europe Terence F. Moore President Emeritus, MidMichigan Health Aloysius J. Oliver Retired Chairman, Chief Executive Officer and President, Chemical Financial Corporation David B. Ramaker Chairman, Chief Executive Officer and President, Chemical Financial Corporation and Chemical Bank Larry D. Stauffer Consultant, Auto Wares Inc. William S. Stavropoulos Chairman Emeritus, The Dow Chemical Company Franklin C. Wheatlake Chairman, Utility Supply and Construction Company Director Emeritus Alan W. Ott Gary E. Anderson J. Daniel Bernson Nancy Bowman James A. Currie Thomas T. Huff Michael T. Laethem Geoffery E. Merszei Terence F. Moore Aloysius J. Oliver David B. Ramaker Larry D. Stauffer William S. Stavropoulos Franklin C. Wheatlake

CORPORATE INFORMATION THE COMPANY Chemical Financial Corporation is a registered financial holding company headquartered in Midland, Michigan, that operated through one commercial banking subsidiary, Chemical Bank, with 129 banking offices in 31 counties located generally across the mid- and lower-sections of Michigan's Lower Peninsula, as of December 31, 2009. The Corporation's principal operations are conducted by Chemical Bank, a state chartered bank headquartered in Midland, Michigan, that offers the full range of services normally associated with commercial banking and also provides trust and investment management services. The Corporation is responsible for the effectiveness and efficiency of financial, operational and administrative controls of Chemical Bank. COMMON STOCK Chemical Financial Corporation common stock trades on The Nasdaq Stock Market under the symbol CHFC. At December 31, 2009, there were 23,891,321 shares outstanding and approximately 4,900 shareholders of record. SHAREHOLDER ASSISTANCE Inquiries related to shareholder records, change of name, address or ownership of stock, and lost or stolen certificates can be directed to the Corporation's transfer agent and registrar: Computershare Investor Services, LLC, 250 Royall Street, Canton, MA 02021. Telephone: 1-800-261-0598. CHEMICAL INVEST DIRECTOR, Dividend Reinvestment Program The Corporation offers a dividend reinvestment program through Computershare Investor Services, LLC, whereby shareholders may reinvest all or some of their Chemical Financial Corporation dividends in additional shares of the Corporation's stock. Information concerning this optional program is available from the transfer agent shown above or the Corporate Office of Chemical Financial Corporation, P.O. Box 569, Midland, Michigan 48640-0569. Telephone: (989) 839-5350 or via the Corporation's website at www.chemicalbankmi.com, "Investor Information." DIVIDEND DIRECT DEPOSIT Shareholders of the Corporation may have their dividends deposited into their savings or checking account at any bank that is a member of the National Automated Clearing House system. Information describing this service and an authorization form can be requested from the transfer agent shown above or the Corporate Office of Chemical Financial Corporation, P.O. Box 569, Midland, Michigan 48640-0569. Telephone (989) 839-5350. ANNUAL MEETING The annual meeting of shareholders will be held at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, on Monday, April 19, 2010, at 2:00 p.m. CORPORATE INFORMATION Analysts, investors, shareholders and others seeking financial or general information about the Corporation are invited to contact David B. Ramaker, Chairman, Chief Executive Officer and President, or Lori A. Gwizdala, Executive Vice President, Chief Financial Officer and Treasurer. Telephone (989) 839-5350. EQUAL OPPORTUNITY EMPLOYER Chemical Financial Corporation and its subsidiary are equal opportunity employers. CHEMICAL FINANCIAL CORPORATION 333 East Main Street, P.O. Box 569 Midland, Michigan 48640-0569 Telephone: (989) 839-5350 / Fax: (989) 839-5255 www.chemicalbankmi.com, "Investor Information"

CHEMICAL FINANCIAL CORPORATION WWW.CHEMICALBANKMI.COM